東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 AUG 11 A 8:

FILE No. 82-5078

July 29, 2008

[redacted]

VIA AIR MAIL

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08004130

SUPPL

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of the 56th Ordinary General Meeting of Shareholders (dated June 3, 2008);
- Notice of Resolutions of the 56th Ordinary General Meeting of Shareholders (dated June 19, 2008);
- Funai Reports revised Forecast of Consolidated Operating Results (dated June 16, 2008);
- Notice Concerning Establishment of a Subsidiary (dated June 18, 2008) and
- Result of Request for Review of Supplementary Tax Assessment Based on Application of the Taxation System Concerning Tax Havens (dated July 10, 2008).

Yours truly,

PROCESSED
AUG 12 2008
THOMSON REUTERS

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

8/11

(Excerpt translation)

FILE NO. 82-5078

Securities Code: 6839
June 3, 2008

NOTICE OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 56th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the Reference Document for the General Meeting of Shareholders set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions no later than 5:00 p.m. on June 18 (Wednesday), 2008.

Yours very truly,

Tetsuro Funai
Director, President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

   June 19 (Thursday), 2008, 10:00 a.m.

2. Place:

   5F, Multipurpose Hall, Technology Bldg. of the Company
   7-1, Nakagaito 7-chome, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Audit Committee for the 56th fiscal year (from April 1, 2007 to March 31, 2008)

   2. Report on the financial statements for the 56th fiscal year (from April 1, 2007 to March 31, 2008)

   Matters to be resolved:

   Proposition No. 1: Amendment to the Articles of Incorporation

   Proposition No. 2: Election of nine (9) Directors

   Proposition No. 3: Issuance of stock acquisition rights as stock options

(Attached documents)

BUSINESS REPORT

(April 1, 2007 to March 31, 2008)

1. Current state of the Funai Group (the "Group")

(1) Development and results of business activities:

With regard to the global economy during the fiscal year under review, the US economy showed a sign of slowdown towards the end of the fiscal year due to reduced private spending, affected by financial insecurity arising from the issue of subprime loans and soaring crude oil prices. In Europe, the economy was decelerating slowly due to reduced private spending with inflation worries while exports and capital expenditures increased. In Asia, the economies, especially China and India sustaining high growth, continued to expand.

In Japan, exports increased favorably. However, due to a slump in the housing market affected by the amendment to the Building Standards Law and a slowdown in private spending, the Japanese economy has shown a sign of decelerating growth since the middle of the fiscal year.

In our consumer electronics appliance industry, the market of cathode ray tube TVs and VCRs was shrinking as demand was shifting from analog products to digital products, while global demand for LCD TVs was increasing sharply. However, in the market of LCD TVs, competition further intensified and product prices continued to plunge. Thus, manufacturers remained faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to expand sales of LCD TVs, among others. Due to its failure to procure required quantities of liquid crystal panels, main components of LCD TVs, and to hit the target of sales of other major products, the Group was placed in a difficult condition that put pressure on profit.

As a result, consolidated net sales amounted to ¥277,167 million (down 30.1% from the previous fiscal year). As to profits, with regard to LCD TVs, the Group showed a deficit due to a sharper decline in product prices than projected and higher panel prices arising from tight supply. Additionally, its DVD-related products and cathode ray tube TVs took a dive in profitability due to decreased sales caused by the market contraction and sales of printers decreased. Consequently, the Company incurred a consolidated operating loss of ¥2,405 million (a consolidated operating income of ¥20,766 million for the previous fiscal year) and a consolidated ordinary loss of ¥39 million (a consolidated ordinary income of ¥26,591 million for the previous fiscal year), respectively. In consideration of the market contraction of cathode ray tube TVs, the Company liquidated its subsidiary manufacturing cathode ray tube TVs, Funai Electric (Malaysia) Sdn. Bhd. and incurred an extraordinary loss of ¥1,228 million. Additionally, the Company received the dividends of ¥27,123 million from its two overseas consolidated subsidiaries, Funai Electric (Malaysia) Sdn. Bhd. and Funai Electric (HK) Ltd. and an additional tax of ¥5,540 million accrued due to the difference of the tax rates of the jurisdictions of those subsidiaries and Japan. Consequently, the Company

incurred a consolidated net loss of ¥5,376 million (a consolidated net loss of ¥3,665 million for the previous fiscal year).

The following are consolidated sales by product:

Audiovisual equipment:

Sales of LCD TVs increased due to global demand expansion. However, sales of cathode ray tube TVs decreased substantially due to the sharp market contraction. Sales of DVD-related products, specifically both VCR/DVD players and recorders, also decreased as demand for those products appeared to have run its course in the North American market. Thus, net sales of audiovisual equipment amounted to ¥184,183 million (down 33.5% from the previous fiscal year).

Information equipment:

Sales of printers decreased as the counterparty to the OEM agreement revised its product strategy in the severely competitive environment. Sales of digital still cameras also decreased substantially due to a decrease in orders received from the counterparty to the OEM agreement. As a result, net sales of information equipment amounted to ¥64,986 million (down 30.3% from the previous fiscal year).

Others:

Net sales of other equipment amounted to ¥27,998 million (up 5.6% from the previous fiscal year).

<Consolidated net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	184,183	66.5
Information equipment	64,986	23.4
Others	27,998	10.1
Total	277,167	100.0

(2) Investment in plant and equipment by the Group:

Investment in plant and equipment by the Group during the fiscal year under review totaled ¥4,980 million, comprised of ¥4,216 million by its manufacturing companies and ¥764 million by its sales companies. The amount was spent principally to improve manufacturing facilities.

(3) Fund-raising by the Group:

Nothing to be reported.

(4) Future challenges:

The business of the Group in the future is expected to be confronted with unforeseeable factors such as a recession of the world economy due to financial insecurity caused by subprime loan problems and soaring crude oil prices.

In our consumer electronics appliance industry, the prevalence of digital products has created new user needs and product-life cycles are becoming shorter and shorter. Hence, it has become more important to accelerate product development. Additionally, manufacturers outside our industry, such as IT companies and Chinese and other Asian manufacturers have assumed greater prominence and consequently, price competition is intensifying.

Under these environments, the Company has clarified the action assignments of the Group and took measures during the fiscal year under review, as described below:

(i) Aggressive development of the area of digital products

The Group has engaged in aggressive business development in the area of digital products, including DVDs, digital still cameras and LCD TVs. In November 2007, the Group broke into the market of Blu-ray Discs, or next-generation DVDs, by commencing Blu-ray Disc players pursuant to an OEM agreement. The Group intends to launch products of its own brand to the market during the next fiscal year to increase sales thereof as its new products that are expected to act as a driving force for the business.

In October 2007, the Group filed a petition with the US International Trade Commission for injunction of imports and sale of digital TVs and combo products in the United States against 14 manufacturers and importers, which caused unfair price competition, alleging that they had infringed the Company's licenses related to digital TVs. The Group expects the petition to be supported through hearings, whereby creating a fair market and enlarging its business opportunities.

In January 2008, the Company entered into a business alliance with Victor Company of Japan, Limited ("Japan Victor") in the business area of audiovisual equipment, including displays of LCD TVs. The Company will promote collaboration, including joint manufacturing, mutual consigned manufacturing, joint development and mutual consigned development, and seek effective utilization and synergies of both companies' management resources and expand economies of scale to strengthen the operating base of its audiovisual equipment business. To be specific, in February 2008, Japan Victor at its factory in Mexico commenced to manufacture 37in. LCD TVs for the Company. Funai Electric (Polska) Sp.z o.o., a manufacturing subsidiary of the Company in Poland, plans to manufacture LCD TVs for Japan Victor's European market.

In addition, to enhance elemental technology with a promising outlook for the future, the Company has entered into an agreement with Kyoto University to jointly build a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the

University of Electro-Communications. The Company will continue its efforts to develop products in the area of digital products, among others and strengthen its system therefor, through enhancement of its technologies by alliances with other companies, industry-university cooperation and human resource cultivation, as well as mergers and acquisitions, as the case may be.

(ii) Country risk aversion and the improvement of its manufacturing system

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 65.3% of the total net sales of the Group for the fiscal year under review. Hence, if the economy in North America goes into a major recession, the financial position and operating results of the Group may be affected. To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, has established branches in London, Warsaw and Paris, to expand the Group's sales network. Additionally, the Group is planning to develop emerging markets, including Russia, among others, which are expected to expand in the future. In Japan, as a means to strengthen the marketing structure of DX ANTENNA Co., Ltd., a subsidiary of the Company, the Group has tied up with a mass retailer and also endeavored to expand the business-oriented market for its electronic equipment related to receivers.

With regard to manufacturing, the Group has integrated its manufacturing in the regions where cost efficiencies may be secured and made purchases of raw materials in large quantities and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China and Thailand and its overseas manufacturing rate was 99.2% for the fiscal year under review; its manufacturing rate in China was 92.0%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the financial position and operating results of the Group may be affected. To avert such risks and materialize manufacturing in optimal places, the Company's manufacturing subsidiary in Poland, Funai Electric (Polska) Sp.z o.o., as a product supply base for the European market, commenced manufacturing of LCD TVs in June 2007. Thus, the Group has been building up a new manufacturing system.

In August 2007, in consideration of the market contraction of cathode ray tube TVs, which had been the Group's major products, the Company determined to liquidate Funai Electric (Malaysia) Sdn. Bhd., its major manufacturer of cathode ray tube TVs, and transferred the manufacturing thereof entirely to Funai (Thailand) Co., Ltd. for the purpose of integration thereof.

(iii) Maintenance of competitiveness

To maintain competitiveness of the Group, the Group has exerted its efforts to promote internal production of components, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, the Group will strengthen ties with

leading distributors in globally dominating positions and OEM customers and forge optimal marketing mix for proposal-style marketing by building its brand.

In October 2007; the service division of Funai Corporation, Inc. a sales subsidiary of the Company in the United States, was spun off into a separate company, Funai Service Corporation. With regard to service business, the Company will provide more active support than ever before and enhance customer satisfaction by strengthening its call center and after-sales service division to bolster competitiveness in the North American market.

(iv) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an Environment Department at its head office and firmly committed itself to environmental protection. In particular, the Company has focused its efforts on further acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company will newly acquire the approval for its business sites in the future. Based on these efforts, the Group will continue its business activities in environmentally-sensitive ways, with the "ISO14001 Promotion Committee" responsible for environmental protection related to activities of its business offices and with the "Product Environment Committee" responsible for environmental protection related to its products.

(v) Stable procurement of panels for LCD TVs

In the LCD TV market, liquid crystal panels, main components of LCD TVs, are apparently in short supply as demand is active and the trend is expected to continue for the time being. Consequently, the Group is placed in a difficult condition of procurement and will further strengthen relationships with panel manufacturers, including Chi Mei Group in Taiwan with which the Company has maintained an alliance for the purpose of stable procurement of panels.

On the other hand, it cannot be denied that the plans of panel manufacturers to increase production and changes in the LCD TV market in the future may reverse the current force of supply and demand. Hence, the Group will consider the possibilities of establishing a procurement system that can respond to market changes.

(vi) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three fiscal years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the

application of the tax system for dealing with tax havens.

The additional tax payment amount was estimated at ¥16,651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes.

The Company considered the assessment to be improper and on August 24, 2005, filed with the authorities an objection to the supplementary tax assessment. However, on June 27, 2006, the Commissioner of the Osaka Regional Taxation Bureau rendered a decision to dismiss the Company's objection. The Company, which considered the reasons for the dismissal to be unacceptable, filed a request for examination thereof with the Osaka Regional National Tax Tribunal on July 25, 2006.

Three months had passed since the Company filed the request and the Company became eligible to file a revocation lawsuit. Accordingly, on November 16, 2006, the Company filed a lawsuit requesting the revocation of the supplementary tax assessment with the Osaka District Court. The Company will continue to assert the correctness of its position in the future.

(5) Property and income/loss:

Item \ Fiscal year	53rd (April 1, 2004 to March 31, 2005)	54th (April 1, 2005 to March 31, 2006)	55th (April 1, 2006 to March 31, 2007)	56th (April 1, 2007 to March 31, 2008)
Net sales (million yen)	383,034	360,885	396,712	277,167
Ordinary income (loss) (million yen)	36,616	27,461	26,591	(39)
Net income (loss) (million yen)	25,722	21,596	(3,665)	(5,376)
Net income (loss) per share (yen)	719.61	620.02	(107.01)	(157.71)
Total assets (million yen)	255,326	288,524	272,811	224,415
Net assets (million yen)	174,043	197,870	187,361	158,356
Net assets per share (yen)	4,919.43	5,752.92	5,484.38	4,630.58

(Note) Net income (loss) per share is calculated based on the average of the total number of shares issued and outstanding during the fiscal year. Net assets per share are calculated based on the total number of shares issued and outstanding as of the end of the fiscal year. Each such number of shares does not include the shares of treasury stock.

(6) Major subsidiaries:

Trade name	Capital stock	Ratio of equity participation of the Company (%)	Main business
DX ANTENNA Co., Ltd.	¥363 million	91.35	Manufacture and sale of electronic equipment related with receivers
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(Notes) 1. Each ratio of equity participation of the Company is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

2. DX ANTENNA Co., Ltd. made a capital increase and a capital decrease in February 2008 and its capital stock amounted to ¥363 million.

3. Funai Electric (Malaysia) Sdn. Bhd. is excluded from the major subsidiaries as it is scheduled to be wound up.

(7) Major businesses of the Group:

Division	Principal products
Audiovisual equipment	LCD TVs, cathode-tube TVs, DVD players, DVD recorders, VCRs
Information equipment	Printers, digital still cameras
Others	Electronic equipment related to receivers

(8) Offices of the Group:

(Translation omitted)

(9) Employees of the Group:

Number of employees	As compared with the end of the previous fiscal year (+ or -) (persons)
2,628	- 691

(Notes) 1. The above number of employees represents persons engaged.

2. The decrease in the number of employees in comparison with the end of the previous fiscal year derived from a decrease in the number of employees of Funai Electric (Malaysia) Sdn. Bhd.

3. The above number of employees, which included employees of the consignment manufacturing factories for or before the previous fiscal year, does not and will not include such employees for or after the fiscal year under review. The number of employees of the consignment manufacturing factories for the fiscal year under review was 13,183.

(10) Major lenders

Nothing to be reported.

(11) Other important matters concerning the current state of the Group:

Nothing to be reported.

2. Matters concerning the shares of the Company

(1) Total number of issuable shares: 80,000,000 shares

(2) Total number of issued shares: 36,104,196 shares (including 2,011,003 shares of treasury stock)

(Note) The total number of issued shares increased by 300 shares as a result of the exercise of stock options (for the period from April 1, 2007 to March 31, 2008).

(3) Number of shareholders: 8,842 persons

(4) Principal shareholders (Top 10):

Name	Equity participation in the Company	
	Number of shares (thousand shares)	Ratio of equity participation (%)
Tetsuro Funai	12,829	37.63
Tetsuo Funai	1,739	5.10
Japan Trustee Services Bank, Ltd. (Trust account)	1,501	4.40
The Master Trust Bank of Japan, Ltd. (Trust account)	1,271	3.73
Funai Information Science Promotion Foundation	1,000	2.93
Danske Bank Clients Holdings	753	2.21
Morgan Stanley and Company Inc.	643	1.89
Takahide Funai	556	1.63
Bank of New York Europe Limited 131705	500	1.47
State Street Bank and Trust Company	418	1.23

(Notes) 1. All the shares held by Japan Trustee Services Bank, Ltd. (Trust account) and The Master Trust Bank of Japan, Ltd. (Trust account) are related with their trust

business.

2. The Company, which holds 2,011 thousand shares of treasury stock, is not included in the above-listed principal shareholders.

3. Each ratio of equity participation is obtained by deducting 2,011 thousand shares of treasury stock of the Company and calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(5) Other important matters concerning shares:

Nothing to be reported.

3. Matters concerning stock acquisition rights:

(1) Stock acquisition rights issued and outstanding at the end of the fiscal year under review:

- Number of stock acquisition rights: 12,464 rights

(Note) The number of stock acquisition rights is shown by reducing from the number of stock acquisition rights granted, the number of stock acquisition rights exercised and the number of stock acquisition rights that the persons entitled thereto ceased to have due to retirement.

- Class and number of shares to be issued or transferred upon exercise of the stock acquisition rights: 1,246,400 shares of common stock (100 shares per stock acquisition right)

- Stock acquisition rights held by Directors and Corporate Officers by category:

Issue	Category	Number of rights	Holder	Exercise price	Exercise period
The first stock acquisition rights for the year ended March 31, 2003	Director	48	1	¥15,150	August 1, 2004 to July 31, 2011
	Outside Director	56	2		
	Corporate Officer	18	1		
The first stock acquisition rights for the year ended March 31, 2004	Director	14	1	¥13,646	August 1, 2005 to July 31, 2012
	Outside Director	56	2		
	Corporate Officer	12	1		
The first stock acquisition rights for the year ended March 31, 2005	Outside Director	28	1	¥16,167	August 1, 2006 to July 31, 2013
	Corporate Officer	6	1		
The first stock acquisition rights for the year ended March 31, 2006	Director	24	1	¥12,369	August 1, 2007 to July 31, 2014
	Outside Director	28	1		
	Corporate Officer	103	2		

(Note) All the above-listed Corporate Officers are concurrently serving as Directors. However, they are not included in the Directors and shown solely as Corporate Officers.

(2) Stock acquisition rights granted during the fiscal year under review:

Nothing to be reported.

(3) Other important matters concerning stock acquisition rights:

Stock acquisition rights granted as stock options during the year ended March 31, 2002 (stock acquisition rights pursuant to Article 280-19 of the former Commercial Code of Japan (the Commercial Code prior to amendment thereto made in 2001))

• Class and number of shares to be issued upon exercise of stock acquisition rights:	311,600 shares of common stock
• Amount to be paid in upon exercise of stock acquisition rights:	¥9,549 per share
• Period for exercising stock acquisition rights:	From January 1, 2004 to December 31, 2010

4. Matters concerning officers of the Company:

(1) Directors and Corporate Officers

(i) Directors

Title	Name
Director	Tetsuro Funai
Director	Yoshio Nakajima
Director	Sanya Ito
Director	Akitaka Inoue
Outside Director	Mitsuo Yonemoto
Outside Director	Junsho Kawasaki
Outside Director	Morihiko Tashiro
Outside Director	Akira Miyazaki
Outside Director	Shigemichi Asakura
Outside Director	Yasuhisa Katsuta
Outside Director	Hidetoshi Nishimura

(Notes) 1. Directors Tetsuro Funai, Yoshio Nakajima and Sanya Ito are concurrently serving as Corporate Officers.
2. Member (Chairman) of the Audit Committee Akitaka Inoue, who is qualified as a certified public accountant, has considerable knowledge about financing and accounting.

(ii) Corporate Officers:

Title	Name
Representative Corporate Officer, President and CEO	Tetsuro Funai
Corporate Officer, Executive Vice President	Yoshio Nakajima
Managing Officer	Sanya Ito

(2) Total amount of remuneration, etc. of Directors and Corporate Officers:

	Number of recipients	Amount of payments (thousand yen)
Directors (Outside Directors)	8 (7)	65,320 (47,620)
Corporate Officers	3	116,720
Total	11	182,040

(Notes) 1. No remuneration of Directors was paid to three Directors concurrently serving as Corporate Officers. Hence, they are not included in the number of Directors receiving remuneration of Directors.

2. The amount of payments includes ¥30,733 thousand expensed as an allowance for officers' retirement gratuities for the fiscal year under review.

3. No officers' bonuses were paid for the fiscal year under review.

(3) Other important matters concerning officers:

Nothing to be reported.

(4) Matters concerning Outside Directors:

(i) Concurrent holding of offices of executive directors, etc. of other corporations:

- Director Mitsuo Yonemoto is concurrently serving as Vice President and Director of T.P.S. Laboratory Co., Ltd.

  The Company has no special relationship with T.P.S. Laboratory Co., Ltd.

- Director Akira Miyazaki is concurrently serving as Chairman and Director of Dynamic Solutions Co., Ltd.

  The Company has no special relationship with Dynamic Solutions Co., Ltd.

(ii) Concurrent holding of offices of outside officers of other corporations:

- Director Morihiko Tashiro is concurrently serving as Outside Director of Inoac Corporation and Takachiho Koheki Co., Ltd. and Outside Statutory Auditor of Fuji Heavy Industries Ltd.

- Director Akira Miyazaki is concurrently serving as Outside Statutory Auditor of Daio Paper Corporation.

- Director Yasuhisa Katsuta is concurrently serving as Outside Statutory Auditor of Otsuka Pharmaceutical Co., Ltd.

(iii) Kinship with executive officers of the Company and specified related enterprises:

Nothing to be reported.

(iv) Major activities during the fiscal year under review:

- Attendance at the meetings of the Board of Directors and the Audit Committee:

Name	Board of Directors		Audit Committee	
	Number of meetings	Number of attendance	Number of meetings	Number of attendance
Mitsuo Yonemoto	20	20		
Junsho Kawasaki	20	9		
Morihiko Tashiro	20	18	7	6
Akira Miyazaki	20	17		
Shigemichi Asakura	20	19	7	7
Yasuhisa Katsuta	20	16	7	6
Hidetoshi Nishimura	20	15	7	6

- Speech at meetings of the Board of Directors and the Audit Committee:

Mitsuo Yonemoto attended meetings of the Board of Directors and expressed opinions principally from the standpoint of a management consultant.

Junsho Kawasaki attended meetings of the Board of Directors and expressed opinions principally from the standpoint of corporate ethics and social responsibility, based on his masterly knowledge as a person of religion and broad experience through activities for various foundations.

Morihiko Tashiro attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive.

Akira Miyazaki attended meetings of the Board of Directors and expressed opinions principally from the standpoint of a veteran top executive.

Shigemichi Asakura attended meetings of the Board of Directors and the Audit

Committee and expressed opinions principally from the standpoint of a veteran top executive.

Yasuhisa Katsuta attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive, as well as the standpoint of finance and treasury.

Hidetoshi Nishimura attended meetings of the Board of Directors and the Audit Committee and expressed opinions principally from the standpoint of a veteran top executive.

(v) Outline of liability limitation agreements:

In accordance with Article 427, paragraph 1 of the Corporation Law of Japan, the Company has entered into an agreement with each of the outside Directors to limit the liability for any damage as provided for in Article 423, paragraph 1 of the said law within the aggregate of the amounts listed in the items of Article 425, paragraph 1 of the said law.

5. Matters concerning account auditors:

(1) Names of the account auditors:

Deloitte Touche Tohmatsu

(Note) MISUZU Audit Corporation, acting as temporary account auditors, retired at the close of the 55th Ordinary General Meeting of Shareholders held on June 21, 2007 and Deloitte Touche Tohmatsu assumed office as new account auditors as of the same date.

(2) Amount of remuneration, etc. of the account auditors for the fiscal year under review:

(i)	Remuneration, etc. of the account auditors for the fiscal year under review:	¥41 million
(ii)	Total amount of cash and other proprietary benefits payable to the account auditors by the Company and its subsidiaries:	¥62 million

(Notes)

1. The amount of remuneration, etc. for audits under the Corporation Law of Japan and the amount of remuneration, etc. for audits under the Financial Instruments and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (i) above includes both amounts.
2. Among the major subsidiaries of the Company, FUNAI CORPORATION, INC. and another company are subject to audits by audit firms (including persons having qualifications in foreign countries equivalent to those of the account auditors of the Company) other than the account auditors of the Company.

(3) Content of non-auditing services:

The Company has paid Deloitte Touche Tohmatsu remuneration for consulting services on establishing internal control systems, which are non-auditing services provided for in Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(4) Policy on the determination of dismissal and non-reappointment of the account auditors:

In the event that the account auditors are found to fall under any event of dismissal under the items of Article 340, paragraph 1 of the Corporation Law, the Audit Committee upon unanimous consent shall dismiss the account auditors. In addition, in the event that there arises any problem with the performance by the account auditors of their duties or otherwise the Audit Committee considers it necessary, the Audit Committee shall determine the details of a proposition for the dismissal or non-reappointment of the account auditors to be submitted to the General Meeting of Shareholders.

(5) Outline of liability limitation agreements:

Nothing to be reported.

6. Systems and policies of the Company

(1) Systems to secure the properness of business activities:

(i) Matters provided as necessary in the ordinances of the Ministry of Justice for the Audit Committee to execute its duties

- Matters concerning the Directors and employees to assist the Audit Committee to execute its duties

  The Audit Office shall have employees to assist the Audit Committee to execute its duties. The Directors who are not concurrently serving as Corporate Officers shall cooperate with the Audit Committee in audits when they are requested to do so.

- Matters concerning the independence of the above-mentioned Directors and employees from the Corporate Officers

  In accordance with the "regulations concerning the employees to assist the Audit Committee to execute its duties", the Company shall respect the opinions of the Audit Committee with regard to personnel changes in the Audit Office and evaluations and disciplinary punishments thereof and ensure their independence from the Corporate Officers.

- System for reports by the Corporate Officers and employees to the Audit Committee and other systems for reporting to the Audit Committee

  The Company shall specify in the "regulations concerning reporting to the Audit Committee" all matters to be reported to the Audit Committee and timing, methods, etc. thereof, including facts that may inflict material damage on the Company and facts in violation of laws or ordinances or the Articles of Incorporation.

- Other systems to ensure effective audits by the Audit Committee

  The Company shall have a full-time member or members of the Audit Committee and allow them to regularly meet the executives, including President and CEO, and cooperate and exchange information with the account auditors or otherwise to ensure the effective audits by the Audit Committee.

(ii) Establishment of systems to secure the execution by the Corporate Officers of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems provided as necessary in the ordinances of the Ministry of Justice to secure the properness of business activities of corporations

- Systems concerning storage and management of information on the execution by the Corporate Officers of their duties

  Important information shall be stored and managed in accordance with the "document management regulations" and shall be made available for inspection by any member of the Audit Committee designated thereby at all times.

- Regulations concerning management of exposure to the risk of loss and other systems

  The Company shall institute "risk management regulations" with regard to the management of exposure to the risk of loss. Each division or department shall manage risks to its operations and also take measures to manage risks systematically.

- Systems to secure efficient execution by the Corporate Officers of their duties

  The Company shall have Officers under the auspices of the Corporate Officers and ensure the operations determined by the Corporate Officers to be performed swiftly.

- Systems to secure the execution by the Corporate Officers and employees of their duties to comply with laws or ordinances and the Articles of Incorporation

In the "corporate charter of conduct" and "compliance regulations", the Company shall clearly demonstrate how the Corporate Officers and employees should act to comply with law to secure the execution by the Corporate Officers and employees of their duties to comply with laws or ordinances and the Articles of Incorporation.

- Systems to secure the properness of business activities of the corporate group comprising a relevant corporation and its parent company and subsidiaries

  In accordance with the "related company control regulations", the Audit Office and the Operations Control Department of the Company shall audit and give guidance to its group companies to secure the properness of business activities of its corporate group.

(2) Policies on the determination of remuneration, etc. of individual Corporate Officers, etc.

To make the determination of remuneration of Corporate Officers, etc. of the Company appear objective and transparent to its shareholders and employees, such remuneration is categorized into monthly remuneration payable in a fixed amount each month, performance-linked remuneration (bonuses) payable based on performance, year-end allowances, stock options and retirement gratuities payable upon retirement.

(i) Remuneration, etc. of Directors

The principal duties of Directors, who are not involved directly in execution of individual business, are supervision. Hence, their remuneration, etc. is comprised of monthly remuneration, year-end allowances, stock options and retirement gratuities.

- Monthly remuneration is determined in consideration of full-time/part-time distinctions, standards of other companies, etc.
- The amount of year-end allowances is determined within the upper limit on 25% of annual remuneration based on monthly remuneration, for the Directors (internal Directors) who are not outside Directors.
- Stock options are determined by the Compensation Committee to afford incentives to contributing to higher stock prices and much improved results.
- Retirement gratuities are paid in an amount calculated in accordance with the "regulations of officers' retirement gratuities" established by the Compensation Committee.

Remuneration of Directors is not payable to any Director concurrently serving as Corporate Officer.

(ii) Remuneration, etc. of Corporate Officers

Remuneration, etc. of Corporate Officers is comprised of monthly remuneration, performance-linked remuneration (bonuses), stock options and retirement gratuities.

- Monthly remuneration is determined by reflecting the position and responsibility of each Corporate Officer, the business conditions and operating results of the Company, standards of other companies, etc.

- Performance-linked remuneration (bonuses) is determined according to the operating results of the Group, the results of the operations each Corporate Officer is responsible for, etc.

- Stock options are determined by the Compensation Committee to afford incentives to contributing to higher stock prices and much improved results.

- Retirement gratuities are paid in an amount calculated in accordance with the "regulations of officers' retirement gratuities" established by the Compensation Committee.

(3) Policy on the determination of distribution of retained earnings, etc. by the Board of Directors:

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, the Company will implement its dividend policy, based on the dividend rate of 1.0% for net assets on a consolidated basis, while taking into consideration business conditions and other factors.

7. Important fact concerning the state of the Company:

Nothing to be reported.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2008)

(million yen)

ASSETS:

Current assets:	**147,122**
Cash on hand and in banks	68,074
Trade notes and trade accounts receivable	26,841
Inventories	35,085
Advances	9,767
Deferred tax assets	3,604
Others	4,035
Allowance for doubtful accounts	(286)
Fixed assets:	**77,293**
Tangible fixed assets:	**16,772**
Buildings and structures	7,108
Machinery, equipment and motor vehicles	1,759
Tools, furniture and fixtures	2,645
Lands	5,238
Others	20
Intangible fixed assets	**6,222**
Patents	5,375
Others	847
Investments and other assets:	**54,297**
Investment securities	9,041
Long-term loans receivable	40,819
Deferred tax assets	2
Other investments and other assets	5,476
Allowance for doubtful accounts	(1,041)
TOTAL ASSETS	**224,415**

(million yen)

LIABILITIES:	
Current liabilities:	**60,499**
Trade notes and trade accounts payable	25,811
Short-term loans payable	13,213
Other accounts payable	11,399
Accrued corporate taxes, etc.	4,642
Allowance for bonuses	202
Reserve for products guarantee	409
Allowance for liquidation loss on affiliated company	578
Other current liabilities	4,243
Fixed liabilities:	**5,559**
Long-term loans payable	1,086
Deferred tax liabilities	617
Revaluated deferred tax liabilities	291
Reserve for employee retirement benefits	1,464
Allowance for officers' retirement gratuities	1,020
Other fixed liabilities	1,080
TOTAL LIABILITIES	**66,058**
NET ASSETS:	
Shareholders' equity:	**169,998**
Capital	31,280
Additional paid-in capital	33,245
Retained earnings	129,812
Treasury stock	(24,339)
Revaluation and exchange differences, etc.:	**(12,127)**
Revaluation difference of other securities	(63)
Foreign exchange translation adjustment	(12,063)
Minority interests:	**485**
TOTAL NET ASSETS	**158,356**
TOTAL LIABILITIES AND NET ASSETS	**224,415**

CONSOLIDATED STATEMENT OF INCOME
(April 1, 2007 through March 31, 2008)

(million yen)

Net sales		277,167
Cost of sales		231,869
Gross profit		45,298
Selling, general and administrative expenses		47,704
Operating loss		**2,405**
Non-operating income:		
Interest and dividend income	5,324	
Other non-operating income	247	5,571
Non-operating expenses:		
Interest expenses	592	
Exchange loss	2,026	
Other non-operating expenses	586	3,205
Ordinary loss		**39**
Special income:		
Income from sale of fixed assets	353	
Income from sale of investment securities	5,625	
Other special income	10	5,988
Special expenses:		
Loss from prior-period adjustment	528	
Loss from disposition of fixed assets	232	
Loss from disposition of related companies	280	
Amount transferred to allowance for liquidation loss on affiliated company	577	
Prior-period license fees	718	
Special retirement allowances	448	
Other special expenses	652	3,439
Income before tax for the year		**2,509**
Corporate, inhabitant and enterprise taxes	6,208	
Adjustment to corporate taxes, etc.	1,644	7,852
Minority interests		34
Net loss for the year		**5,376**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(April 1, 2007 through March 31, 2008)

(million yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance As of March 31, 2007	31,278	33,243	139,468	(24,336)	179,654
Changes during the year					
Issuance of new shares	1	1			2
Distribution of retained earnings			(1,875)		(1,875)
Net loss for the year			(5,376)		(5,376)
Acquisition of treasury stock				(2)	(2)
Decrease due to change of accounting term of consolidated subsidiary			(2,403)		(2,403)
Changes in items other than shareholders' equity during the year – net					
Total change during the year	1	1	(9,655)	(2)	(9,655)
Balance as of March 31, 2008	31,280	33,245	129,812	(24,339)	169,998

	Revaluation and exchange differences, etc.			Minority interests	Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.		
Balance As of March 31, 2007	4,038	3,287	7,326	380	187,361
Changes during the year					
Issuance of new shares					2
Distribution of retained earnings					(1,875)
Net loss for the year					(5,376)
Acquisition of treasury stock					(2)
Decrease due to change of accounting term of consolidated subsidiary					(2,403)
Changes in items other than shareholders' equity during the year – net	(4,102)	(15,351)	(19,454)	104	(19,349)
Total change during the year	(4,102)	(15,351)	(19,454)	104	(29,005)
Balance as of March 31, 2008	(63)	(12,063)	(12,127)	485	158,356

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S AUDIT REPORT

May 26, 2008

To: The Board of Directors
Funai Electric Co., Ltd.

Deloitte Touche Tohmatsu

Fumihiko Kimura (seal)
Specified and Executive Partner
Certified Public Accountant

Hiroshi Shirai (seal)
Specified and Executive Partner
Certified Public Accountant

Masaki Mizoguchi (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Funai Electric Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Funai Electric Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting

standards generally accepted in Japan.

Additional information

As described in the Notes to Consolidated Balance Sheet, a statement has been made about a supplementary tax assessment based upon the application of the tax system for dealing with tax havens.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END –

Copy of the Audit Committee's Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, members of the Audit Committee of the Company, audited the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements) for the 56th fiscal year from April 1, 2007 to March 31, 2008. We hereby report the method and results thereof as follows:

1. Method of Audit and the Content thereof:

The Audit Committee, in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee, received from the Corporate Officers, etc. reports on the consolidated financial statements and demanded their explanations whenever necessary.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary.

In accordance with such methods, we investigated the consolidated financial statements for the fiscal year under review.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Company's account auditors, Deloitte Touche Tohmatsu, are proper.

May 26, 2008

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Member of the Audit Committee

Shigemichi Asakura ____________ (seal)
Member of the Audit Committee

Yasuhisa Katsuta ____________ (seal)
Member of the Audit Committee

Hidetoshi Nishimura ____________ (seal)
Member of the Audit Committee

(Note) Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura are outside directors as provided for in Article 2, item 15 and Article 400, paragraph 3 of the Corporation Law.

BALANCE SHEET
(As of March 31, 2008)

ASSETS	(million yen)
Current assets:	**66,573**
Cash on hand and in banks	30,077
Trade notes receivable	365
Trade accounts receivable	28,802
Finished products	268
Raw materials	1,360
Prepaid expenses	757
Deferred tax assets	3,398
Other current assets	1,572
Allowance for doubtful accounts	(29)
Fixed assets:	**56,166**
Tangible fixed assets:	**8,961**
Buildings	3,675
Structures	74
Machinery and equipment	42
Motor vehicles	1
Tools, furniture and fixtures	1,081
Lands	4,086
Intangible fixed assets:	**5,846**
Patents	5,375
Software	277
Goodwill	180
Telephone rights	12
Investments and other assets:	**41,358**
Investment securities	5,384
Capital stock of associated companies	22,232
Long-term loans receivable	18,916
Other investments and other assets	4,483
Allowance for doubtful accounts	(9,658)
TOTAL ASSETS	**122,739**

LIABILITIES	(million yen)
Current liabilities:	**36,371**
Trade accounts payable	21,692
Other accounts payable	6,861
Accrued expenses	2,197
Accrued corporate taxes, etc.	4,530
Deposit received	742
Reserve for products guarantee	348
Fixed liabilities:	**2,348**
Reserve for employee retirement benefits	439
Allowance for officers' retirement gratuities	1,020
Deferred tax liabilities	121
Other fixed liabilities	766
TOTAL LIABILITIES	**38,720**
NET ASSETS	
Shareholders' Equity	**84,123**
Capital:	**31,280**
Additional paid-in capital:	**33,245**
Capital reserve	32,806
Other additional paid-in capital	438
Retained earnings:	**43,937**
Earned surplus reserve	209
Other retained earnings	43,727
Reserve for deferred income tax on fixed assets	527
General reserve	23,400
Retained earnings carried forward	19,800
Treasury stock	**(24,339)**
Revaluation and exchange differences, etc.:	(103)
Revaluation difference of other securities	(103)
TOTAL NET ASSETS	**84,019**
TOTAL LIABILITIES AND NET ASSETS	**122,739**

STATEMENT OF INCOME

(April 1, 2007 through March 31, 2008)

(million yen)

Net sales		222,955
Cost of sales		199,606
Gross profit		23,349
Selling, general and administrative expenses		30,185
Operating loss		**6,836**
Non-operating income:		
Interest and dividend income	28,434	
Other non-operating income	150	28,585
Non-operating expenses:		
Interest expenses	10	
Exchange loss	1,849	
Other non-operating expenses	434	2,294
Ordinary income		19,454
Special income:		
Income from sale of investment securities	5,625	
Other special income	7	5,632
Special expenses:		
Loss from disposition of fixed assets	30	
Transfer to allowance for doubtful accounts of related companies	908	
Prior-period license fees	718	
Other special expenses	805	2,463
Income before tax for the year		**22,624**
Corporate, inhabitant and enterprise taxes	5,540	
Adjustment to corporate taxes, etc.	(1,750)	3,789
Net income for the year		**18,834**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.
(April 1, 2007 through March 31, 2008)

(million yen)

	Shareholders' equity										
	Capital	Additional paid-in capital			Retained earnings					Treasury stock	Total shareholders' equity
		Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Earned surplus reserve	Other retained surplus			Total retained earnings		
						Reserve for deferred income tax on fixed assets	General reserve	Retained earnings carried forward			
Balance as of March 31, 2007	31,278	32,805	438	33,243	209	542	43,400	(17,174)	26,978	(24,336)	67,164
Changes during the year											
Issuance of new shares	1	1		1							2
Reversal of reserve for deferred income tax on fixed assets						(15)		15	-		-
Reversal of general reserve							(20,000)	20,000	-		-
Distribution of retained earnings								(1,875)	(1,875)		(1,875)
Net income for the fiscal year								18,834	18,834		18,834
Acquisition of treasury stock										(2)	(2)
Changes in items other than shareholders' equity during the year – net											
Total changes during the year	1	1	-	1	-	(15)	(20,000)	36,974	16,959	(2)	16,959
Balance as of March 31, 2008	31,280	32,806	438	33,245	209	527	23,400	19,800	43,937	(24,339)	84,123

	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	3,965	3,965	71,129
Changes during the year			
Issuance of new shares			2
Reversal of reserve for deferred income tax on fixed assets			-
Reversal of general reserve			-
Distribution of retained earnings			(1,875)
Net income for the fiscal year			18,834
Acquisition of treasury stock			(2)
Changes in items other than shareholders' equity during the year – net	(4,068)	(4,068)	(4,068)
Total changes during the year	(4,068)	(4,068)	12,890
Balance as of March 31, 2008	(103)	(103)	84,019

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 26, 2008

To: The Board of Directors
Funai Electric Co., Ltd.

Deloitte Touche Tohmatsu

Fumihiko Kimura (seal)
Specified and Executive Partner
Certified Public Accountant

Hiroshi Shirai (seal)
Specified and Executive Partner
Certified Public Accountant

Masaki Mizoguchi (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Funai Electric Co., Ltd. (the "Company"), applicable to its 56th fiscal year from April 1, 2007 to March 31, 2008 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and their accompanying detailed statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the Notes to Balance Sheet, a statement has been made about a supplementary tax assessment based upon the application of the tax system for dealing with tax havens.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountant Law of Japan.

- END -

Copy of the Audit Committee' Audit Report

AUDIT REPORT

We, members of the Auditor Committee of the Company, audited the performance by Directors and Corporate Officers of their duties during the 56th fiscal year from April 1, 2007 to March 31, 2008. We hereby report the method and results thereof as follows:

1. Method of Audit and the Content thereof:

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, paragraph 1, item 1, b. and e. of the Corporation Law of Japan and the state of the internal control system established thereunder, and in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee and in collaboration with the internal audit sections and other sections in charge of the internal control of the Company, attended important meetings, received from the Directors, Corporate Officers, etc. reports on matters concerning the performance of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, corporate auditors, etc. thereof and received from the subsidiaries reports on their business operations whenever necessary.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of performance of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate performance of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary.

In accordance with such methods, we investigated the business report, the financial statements (the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements for the fiscal year under review.

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors and Corporate Officers of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors and Corporate Officers of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the account auditors, Deloitte Touche Tohmatsu, are proper.

May 26, 2008

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Membcr of the Audit Committee

Shigemichi Asakura (seal)
Member of the Audit Committee

Yasuhisa Katsuta (seal)
Member of the Audit Committee

Hidetoshi Nishimura (seal)
Member of the Audit Committee

(Note) Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura are outside directors as provided for in Article 2, item 15 and Article 400, paragraph 3 of the Corporation Law.

Reference Document for the General Meeting of Shareholders

Propositions and reference information

Proposition No. 1: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   (1) To delete the provision for the office of Chairman of the Board.

   (2) To provide for the method to appoint Chairman of the Board of Directors.

   (3) To establish the office of Chairman and Corporate Officer.

   (4) In addition, the Company intends to make required adjustment and change the numbering of the Articles to comply with the proposed amendment mentioned above.

2. Particulars of the amendment:

   The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Chairman of the Board) Article 21. By resolution of the Board of Directors, the Company may appoint one (1) Chairman of the Board.	(To be deleted)
(Convener and chairman of meetings of the Board of Directors) Article 22. (To be established)	(Convener and chairman of meetings of the Board of Directors) Article 21. Chairman of the Board of Directors shall be appointed by resolution of the Board of Directors.
Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman of the Board.	2. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors.

Existing Articles of Incorporation	Proposed amendment
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, a meeting of the Board of Directors shall be convened and presided over by one of the Directors in the order previously determined by the Board of Directors.	3. If the office of the Chairman of the Board of Directors is vacant or the Chairman of the Board of Directors is unable to act, a meeting of the Board of Directors shall be convened and presided over by one of the Directors in the order previously determined by the Board of Directors.
Article 23 ~ (Descriptions omitted) Article 30	Article 22 ~ (Same as existing) Article 29
(Representative Corporate Officers and Corporate Officers with specific titles)	(Representative Corporate Officers and Corporate Officers with specific titles)
Article 31 By resolution of the Board of Directors, there shall be appointed one (1) or more Representative Corporate Officers.	Article 30. By resolution of the Board of Directors, there shall be appointed one (1) or more Representative Corporate Officers.
2. By resolution of the Board of Directors, the Company may appoint one (1) President and CEO, one (1) or more Executive Vice Presidents, Executive Managing Officers and Managing Officers.	2. By resolution of the Board of Directors, the Company may appoint one (1) Chairman and Executive Officer, one (1) President and CEO, one (1) or more Executive Vice Presidents, Executive Managing Officers and Managing Officers.
Article 32 ~ (Descriptions omitted) Article 38	Article 31 ~ (Same as existing) Article 37

Proposition No. 2: Election of nine (9) Directors

The term of office of all the (11) Directors currently in office will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that nine (9) Directors, including six (6) outside Directors, be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by Candidate
1.	Tetsuro Funai	Director, Representative Corporate Officer, President and CEO of the Company	12,829,788 shares
2.	Akitaka Inoue	Director of the Company	1,400 shares
3.	Mitsuo Yonemoto	Outside Director of the Company	100 shares
4.	Morihiko Tashiro	Outside Director of the Company	-
5.	Akira Miyazaki	Outside Director of the Company	-
6.	Shigemichi Asakura	Outside Director of the Company	200 shares
7.	Yasuhisa Katsuta	Outside Director of the Company	-
8.	Hidetoshi Nishimura	Outside Director of the Company	300 shares
9.	Tomonori Hayashi	Senior Executive Officer of the Company	9,700 shares

<u>Proposition No. 3</u>: Issuance of stock acquisition rights as stock options

It is hereby proposed that pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Law of Japan, the determination of the terms and conditions of the offering for subscription for stock acquisition rights to be issued as stock options be left to the Board of Directors of the Company or the Corporate Officer of the Company authorized to do so by the resolution of the Board of Directors.

1. Reason for the necessity to make an offering for subscription for stock acquisition rights on specifically favorable conditions:

To afford incentives to and raise the morale of the Directors, Corporate Officers, Officers and employees of the Company to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, management intends to issue stock acquisition rights as stock options.

2. Outline of the issuance of stock acquisition rights in respect of which the terms and conditions of the offering may be determined as authorized by resolution of this Ordinary General Meeting of Shareholders:

$$\text{Exercise Price as adjusted} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares obtained by deducting the number of shares of treasury stock of the Company in respect of the shares of common stock of the Company from the total number of shares of common stock of the Company issued and outstanding, and in the event that the shares of treasury stock are disposed of in respect of the shares of common stock of the Company, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Paid-in price per share" shall be read "Disposal price per share".

In addition, in the event that the Company makes a merger, consolidation, corporate division to transfer business or incorporate a corporation, share exchange or share transfer which shall become effective after the close of this Ordinary General Meeting of Shareholders or otherwise for any inevitable reason, the said Exercise Price shall be adjusted to a reasonable extent.

(6) Exercise period of the stock acquisition rights:

From August 1, 2010 to July 31, 2017; provided, however, that if the final day of such period falls on a holiday of the Company, the immediately preceding business day shall be the final day.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable by any person entitled to exercise stock acquisition rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors.

If any person entitled to exercise his/her stock acquisition rights does not exercise all or any part of his/her rights exercisable in any given year during the period for exercising stock acquisition rights, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by Candidate
1.	Tetsuro Funai	Director, Representative Corporate Officer, President and CEO of the Company	12,829,788 shares
2.	Akitaka Inoue	Director of the Company	1,400 shares
3.	Mitsuo Yonemoto	Outside Director of the Company	100 shares
4.	Morihiko Tashiro	Outside Director of the Company	-
5.	Akira Miyazaki	Outside Director of the Company	-
6.	Shigemichi Asakura	Outside Director of the Company	200 shares
7.	Yasuhisa Katsuta	Outside Director of the Company	-
8.	Hidetoshi Nishimura	Outside Director of the Company	300 shares
9.	Tomonori Hayashi	Senior Executive Officer of the Company	9,700 shares

<u>Proposition No. 3</u>: Issuance of stock acquisition rights as stock options

It is hereby proposed that pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Law of Japan, the determination of the terms and conditions of the offering for subscription for stock acquisition rights to be issued as stock options be left to the Board of Directors of the Company or the Corporate Officer of the Company authorized to do so by the resolution of the Board of Directors.

1. Reason for the necessity to make an offering for subscription for stock acquisition rights on specifically favorable conditions:

   To afford incentives to and raise the morale of the Directors, Corporate Officers, Officers and employees of the Company to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, management intends to issue stock acquisition rights as stock options.

2. Outline of the issuance of stock acquisition rights in respect of which the terms and conditions of the offering may be determined as authorized by resolution of this Ordinary General Meeting of Shareholders:

(1) Qualified grantees of stock acquisition rights:

Directors, Corporate Officers, Officers and employees of the Company

Any person who will become any of such Directors, Corporate Officers, Officers and employees after the close of this Ordinary General Meeting of Shareholders shall be included in the qualified grantees of stock acquisition rights.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

The class of shares to be issued or transferred upon exercise of stock acquisition rights shall be shares of common stock of the Company and the number of shares to be so issued or transferred for each stock acquisition right shall be 100 shares.

In the event that the Company makes a stock division (which shall include scrip issues; the same applies hereinafter) or stock consolidation which shall become effective after the close of this Ordinary General Meeting of Shareholders, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division (or consolidation) ratio}$$

In addition, in the event that the Company makes a merger, consolidation, corporate division to transfer business or incorporate a corporation, share exchange or share transfer which shall become effective after the close of this Ordinary General Meeting of Shareholders or otherwise for any inevitable reason, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted to a reasonable extent.

(3) Maximum number of stock acquisition rights:

Not exceeding 8,200 rights. The total number of shares to be issued or transferred upon exercise of stock acquisition rights shall not exceed 820,000 shares of common stock of the Company; provided, however, that in the event of an adjustment to the number of shares as set forth in paragraph (2) above, the total number of shares to be issued or transferred upon exercise of stock acquisition rights shall also be adjusted accordingly.

(4) Cash to be paid in for stock acquisition rights:

No cash shall be required to be paid in for stock acquisition rights.

(5) Amount of property to be contributed upon exercise of a stock acquisition right or the method of determination thereof:

The amount of property to be contributed upon exercise of a stock acquisition right shall be an amount obtained by multiplying the paid-in amount per share to be determined below (the "Exercise Price"), multiplied by the number of shares to be issued or transferred for each stock acquisition right as set forth in paragraph (2) above.

The Exercise Price shall be the higher of (i) an amount obtained by multiplying by 1.05 the average of the daily closing prices (the "Closing Price") (regular way) of the shares of common stock of the Company on Osaka Securities Exchange Co., Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the date on which the stock acquisition rights shall be allocated (the "Allotment Date") falls (with any fraction of one yen rounded upward to the nearest one yen) and (ii) the Closing Price on the Allotment Date (if the Closing Price is not available on that day, the Closing Price on any day immediately preceding that day).

In the event that the Company makes a stock division or stock consolidation which shall become effective after the close of this Ordinary General Meeting of Shareholders, the said Exercise Price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Exercise Price as adjusted} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Division (or consolidation) ratio}}$$

In the event that the Company issues new shares or disposes of its shares of treasury stock at a price lower than the current market price (exclusive of the issuance of new shares or the disposition of its shares of treasury stock upon exercise of stock acquisition rights or exercise of rights to subscribe for new shares pursuant to the provision of Article 280-19, paragraph 1 of the Commercial Code prior to the enforcement of the Law to Amend Part of the Commercial Code, Etc. (2001 Law No. 128)), the said Exercise Price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Exercise Price as adjusted} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares obtained by deducting the number of shares of treasury stock of the Company in respect of the shares of common stock of the Company from the total number of shares of common stock of the Company issued and outstanding, and in the event that the shares of treasury stock are disposed of in respect of the shares of common stock of the Company, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Paid-in price per share" shall be read "Disposal price per share".

In addition, in the event that the Company makes a merger, consolidation, corporate division to transfer business or incorporate a corporation, share exchange or share transfer which shall become effective after the close of this Ordinary General Meeting of Shareholders or otherwise for any inevitable reason, the said Exercise Price shall be adjusted to a reasonable extent.

(6) Exercise period of the stock acquisition rights:

From August 1, 2010 to July 31, 2017; provided, however, that if the final day of such period falls on a holiday of the Company, the immediately preceding business day shall be the final day.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable by any person entitled to exercise stock acquisition rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors.

If any person entitled to exercise his/her stock acquisition rights does not exercise all or any part of his/her rights exercisable in any given year during the period for exercising stock acquisition rights, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) Any person entitled to exercise stock acquisition rights who is a director, corporate officer, statutory auditor, accounting officer, executive officer or employee of the Company or any of its related companies shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights set forth in paragraph (6) above unless he/she obtains approval of the Company therefor in such any given year.

(iii) If any person entitled to exercise stock acquisition rights who is a Director, Corporate Officer, executive officer or employee of the Company ceases to be a director, corporate officer, statutory auditor, accounting officer, executive officer or employee of the Company or any of its related companies, he/she shall not be entitled to exercise his/her stock acquisition rights.

(iv) If any person entitled to exercise his/her stock acquisition rights dies, his/her heir may succeed to the stock acquisition rights.

(8) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

(i) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital to be increased shall be a half of the increased amount of capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the increased amount of capital set forth in item (i) above.

(9) Events of acquisition of stock acquisition rights:

(i) In the event that before any person entitled to exercise stock acquisition rights exercises his/her rights, a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution therefor is adopted by the Board of Directors of the Company when such resolution of the General Meeting of Shareholders is not required), the Company may acquire the stock acquisition rights without consideration on a day separately specified by its Board of Directors.

(ii) In the event that before any person entitled to exercise stock acquisition rights exercises his/her rights, he/she ceases to be entitled to do so due to any of the terms and conditions set forth in paragraph (7) above, the Company may

(ii) Any person entitled to exercise stock acquisition rights who is a director, corporate officer, statutory auditor, accounting officer, executive officer or employee of the Company or any of its related companies shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights set forth in paragraph (6) above unless he/she obtains approval of the Company therefor in such any given year.

(iii) If any person entitled to exercise stock acquisition rights who is a Director, Corporate Officer, executive officer or employee of the Company ceases to be a director, corporate officer, statutory auditor, accounting officer, executive officer or employee of the Company or any of its related companies, he/she shall not be entitled to exercise his/her stock acquisition rights.

(iv) If any person entitled to exercise his/her stock acquisition rights dies, his/her heir may succeed to the stock acquisition rights.

(8) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

(i) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital to be increased shall be a half of the increased amount of capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the increased amount of capital set forth in item (i) above.

(9) Events of acquisition of stock acquisition rights:

(i) In the event that before any person entitled to exercise stock acquisition rights exercises his/her rights, a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders (or a resolution therefor is adopted by the Board of Directors of the Company when such resolution of the General Meeting of Shareholders is not required), the Company may acquire the stock acquisition rights without consideration on a day separately specified by its Board of Directors.

(ii) In the event that before any person entitled to exercise stock acquisition rights exercises his/her rights, he/she ceases to be entitled to do so due to any of the terms and conditions set forth in paragraph (7) above, the Company may

acquire the stock acquisition rights without consideration on a day separately specified by its Board of Directors.

(iii) In the event that any person entitled to exercise stock acquisition rights waives all or any part of his/her rights, the Company may acquire the stock acquisition rights without consideration on a day separately specified by its Board of Directors.

(10) Treatment of stock acquisition rights upon reorganization by the Company:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved); is divided to transfer business or incorporate a corporation, makes a share exchange or makes a share transfer (collectively, "reorganization"), the Company shall deliver to any person entitled to exercise the stock acquisition rights outstanding (the "Outstanding Rights") on the day on which the reorganization becomes effective, stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following terms and conditions. In such case, the Outstanding Rights shall become null and void and the reorganizing companies shall issue new stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies in accordance with the following terms and conditions is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate division to transfer business, plan for corporate division to incorporate a company, share exchange agreement or share transfer plan:

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the stock acquisition rights held by each person entitled to exercise the Outstanding Rights

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph (2) above, taking into account the terms and conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of each stock

acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each such stock acquisition right determined as set forth in item (iii) above, the paid-in amount after the reorganization obtained by adjustment to the Exercise Price set forth in paragraph (5) above by taking into account the conditions of the reorganization.

(v) Exercise period of stock acquisition rights:

From later of the first day of the exercise period of stock acquisition rights set forth in paragraph (6) above and the day on which the reorganization becomes effective, to the last day of the exercise period of stock acquisition rights set forth in paragraph (6) above.

(vi) Terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph (7) above.

(vii) Matters concerning capital and capital reserve to be increased in the event that shares are issued upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph (8) above.

(viii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval of the reorganizing company.

(ix) Events of acquisition of stock acquisition rights:

To be determined in accordance with paragraph (9) above.

(11) Restriction on acquisition of the stock acquisition rights by transfer:

Any acquisition of the stock acquisition rights by transfer shall be subject to the approval of the Board of Directors of the Company.

(12) Treatment of fractions of a share upon exercise of the stock acquisition rights:

For the purpose of delivery of shares to any person entitled to exercise stock acquisition rights who exercises his/her rights, any fraction of one share shall be discarded.

- END -

File No. 82-5078

(Excerpt translation)

June 19, 2008

NOTICE OF RESOLUTIONS OF THE 56TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 56th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Tomonori Hayashi
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Audit Committee for the 56th fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the financial statements for the 56th fiscal year (from April 1, 2007 to March 31, 2008)

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 2: Election of 9 Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Akitaka Inoue, Mitsuo Yonemoto, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura, Yasuhisa Katsuta and Hidetoshi Nishimura, 8 in all, were reelected and Mr. Tomonori Hayashi was newly elected as Directors, each of them assumed office.

Proposition No. 3: Issuance of stock acquisition rights as stock options

The proposition was approved and adopted as proposed.

- END -

It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Corporate Officers were elected and each of them assumed office:

Corporate Officer, Chairman:	Tetsuro Funai
Representative Corporate Officer, President and CEO:	Tomonori Hayashi

- END -

Press Release

FUNAI

June 16, 2008

Funai Electric Co., Ltd.
President and CEO: Tetsuro Funai
(Code No.: 6839 First Section of TSE/OSE)
Contact: Mutsuo Takei, General Manager
Investor / Public Relations Department
Tel: 81-3-3254-5612

For Immediate Release:

Funai Reports Revised Forecast of Consolidated Operating Results

Funai Electric Co., Ltd. has revised its consolidated operating results forecast for the first half and the full year released with the brief settlement of accounts announcement on May 12, 2008, as described below.

1. Revised consolidated forecast results for the first half (April 1, 2008 to September 30, 2008)

(Units: Million Yen)

	Net sales	Operating income	Ordinary income	(Before deduction of prior fiscal year income tax) Net income	(After deduction of prior fiscal year income tax) Net income
Previously Announced Forecast (A)	144,000	3,300	4,300	3,300	3,300
Revised Forecast (B)	144,000	3,300	4,300	3,300	– 13,900
Amount of Increase/Decrease (B–A)	–	–	–	–	– 17,200
Percentage Changed (%)	–	–	–	–	–
(Reference) Previous FY Results (Interim Period through September 2007)	156,317	2,069	5,053	– 4,245	– 4,245

2. Revised Consolidated Fiscal Year Results (April 1, 2008 to March 31, 2009)

(Units: Million Yen)

	Net sales	Operating income	Ordinary income	(Before deduction of prior fiscal year income tax) Net income	(After deduction of prior fiscal year income tax) Net income
Previously Announced Forecast (A)	340,000	6,000	8,000	5,800	5,800
Revised Forecast (B)	340,000	6,000	8,000	5,800	– 11,400
Amount of Increase/Decrease (B–A)	–	–	–	–	– 17,200
Percentage Changed (%)	–	–	–	–	–
(Reference) Previous FY Results (FY Ended March 2007)	277,167	– 2,405	– 39	– 5,376	– 5,376

3. Reasons For Revision of Consolidated Results Forecast

Funai Electric Co., Ltd. received a rectification notice from the Osaka Regional Taxation Bureau on June 16, 2008. The Bureau determined that Funai Electric Co., Ltd.'s Hong Kong subsidiary does not meet the requirements for exclusion under the anti-tax haven system and the Hong Kong subsidiary's income for the three fiscal years ending March 2005 through March 2007 will be considered, and taxed as, Funai Electric Co., Ltd.'s income. Using the corrected net income amount of 33,900 million yen, the amount of the penalty tax including local taxes and other amounts is provisionally calculated to total 17,200 million yen. To reflect the impact on Funai Electric's consolidated operating results for the current fiscal year, Funai Electric plans to report 17,200 million yen as prior fiscal year income tax. Based on the above factors, the company has revised its forecast of net income for the first half and fiscal year consolidated operating results announced on May 12, 2008.

Funai Electric believes it is indeed regrettable that the Osaka Regional Taxation Bureau has made a supplementary tax assessment during its tax examination for the current fiscal year, which is similar to its previous assessment, when hearings are proceeding in the Osaka District Court concerning the rectification notice based on the bureau's previous application of the anti-tax haven system (dated June 28, 2005). The company will assert the validity of its position based on an appeal in the future.

Press Release

FUNAI

June 18, 2008

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st Section of TSE/OSE)
Inquiries: Mutsuo Takei, General Manager
Investor / Public Relations Department
(TEL.: 81-3-3254-5612)

Notice Concerning Establishment of a Subsidiary

Funai Electric Co., Ltd. (H.Q. Daito City, Osaka Pref. in Japan) is pleased to announce the establishment of a subsidiary for the sourcing, distribution, marketing, and sales activities of Philips brand consumer television business in the United States and Canada 〔Please refer to the public announcement of the intended license agreement dated April 9, 2008 with Royal Philips Electronics (H.Q. in The Netherlands , AEX; PHI, NYSE;PHG)〕

【Outline of the Subsidiary】

(1) Company Name:	P&F USA, Inc.
(2) Address:	3015 Windward Plaza, Windward Fairways 11, Alpharetta, Georgia 30005, U.S.A.
(3) Paid in Capital:	USD 30,000,000. – (JPY ca3billion)
(4) Ownership:	100% wholly-owned
(5) Representative:	Shinji Seki (Funai Electric Co., Ltd. Officer)
(6) Date of Establishment:	June 13, 2008

Press Release

FUNAI

July 10, 2008

Funai Electric Co., Ltd.
President and CEO: Tomonori Hayashi
(Code No.: 6839 First Section of TSE/OSE)
Contact: Mutsuo Takei, General Manager
Investor / Public Relations Department
Tel: 81-3-3254-5612

For Immediate Release:

Result of Request for Review of Supplementary Tax Assessment Based on Application of the Taxation System Concerning Tax Havens

On July 3, 2008, Funai Electric Co., Ltd. received the written ruling of the Osaka Regional Tax Tribunal concerning the Company's request for review of the supplementary tax assessment under the taxation system concerning tax havens.

Funai Electric Co., Ltd. received a rectification notice from the Osaka Regional Taxation Bureau in June 2005. The Bureau determined that Funai Electric Co., Ltd.'s Hong Kong subsidiary does not meet the requirements for exclusion under the anti-tax haven system and the Hong Kong subsidiary's income for the three fiscal years from March 2002 through March 2004 will be considered, and taxed as, Funai Electric Co., Ltd.'s income (supplementary tax amount, including incidental taxes: 19.184 billion yen).

The Company objected to this supplementary tax assessment and filed a petition of its objections with the Osaka Tax Administration Bureau in August 2005. Following the bureau's decision in June 2006 to dismiss the Company's request for review of the assessment, the Company filled a request for review of the assessment with the Osaka Regional Tax Tribunal in July 2006, and has now received the written verdict from the Osaka Regional Tax Tribunal stating it will dismiss the Company's assertion.

Funai Electric Co., Ltd. believes this judgment is indeed regrettable and is not a ruling to which it can agree. Moreover, in November 2006 the Company filed a suit in the Osaka District Court to overturn the supplementary tax assessment order, and will continue to assert the validity of its arguments in the future.

The verdict from the Osaka Regional Tax Tribunal will not have a material affect on the Company's operating results for the fiscal year ending on March 31, 2009.

END